AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 23, 2001


                                            --------------------------------
                                                     OMB APPROVAL
                                            --------------------------------
                                            --------------------------------
                                            OMB NUMBER: 3235-0515
                                            --------------------------------
                                            --------------------------------
                                            EXPIRES: JANUARY 31, 2002
                                            --------------------------------
                                            --------------------------------
                                            ESTIMATED AVERAGE BURDEN HOURS
                                            PER RESPONSE: 43.5
                                            --------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               PIERRE FOODS, INC.

                       (NAME OF SUBJECT COMPANY (ISSUER))


              WILLIAM E. SIMON & SONS PRIVATE EQUITY PARTNERS, L.P.

                            (NAMES OF FILING PERSONS)


                    COMMON STOCK, NO PAR VALUE, TOGETHER WITH
                        THE ASSOCIATED RIGHTS TO PURCHASE
                  SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

                         (TITLE OF CLASS OF SECURITIES)

                                   720830 10 8

                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ERIK M. W. CASPERSEN
                                    PRINCIPAL
                             WILLIAM E. SIMON & SONS
                                310 SOUTH STREET
                            MORRISTOWN, NJ 07962-1913
                                 (973) 682-2683

          (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                with a copy to:

                               DAVID M. KIES, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000

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                            CALCULATION OF FILING FEE

Transaction valuation                                       Amount of filing fee


Not Applicable.
--------------------------------------------------------------------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

On August 23, 2001, David M. Kies of Sullivan & Cromwell, on behalf of his clients, William E. Simon & Sons Private Equity Partners, L.P. and Triton Partners (Restructuring) L.L.C., delivered the following letter to Patrick Daugherty of Foley & Lardner, counsel for Pierre Foods:


SULLIVAN & CROMWELL

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM                                   125 Broad Street
                                                New York, NY 10004-2498
                                                       __________
                                      LOS ANGELES . PALO ALTO . WASHINGTON, D.C.
                                             FRANKFURT . LONDON . PARIS
                                             BEIJING . HONG KONG . TOKYO
                                                     MELBOURNE





                                                            August 23, 2001
Patrick Daugherty, Esq.,
     Foley & Lardner,
         150 West Jefferson Avenue,
              Suite 1000,
                  Detroit, MI 48226-4416.

                  Re:      Pierre Foods, Inc.
                           ------------------

Dear Patrick:

         In accordance with the request of the Special Committee, I enclose herewith a proposed form of Supplemental Indenture together with written evidence of the support of a majority in interest of noteholders therefor.

         I can also confirm that we have once again reviewed the Indenture and the Notes and are prepared to provide a written opinion that the holders of a majority in principal amount of the Notes have the authorization to approve the Supplemental Indenture and that the Supplemental Indenture, once duly executed and delivered by both the Trustee and the Company, would be valid.

         My clients look forward to a final decision from the Special Committee.

                                                     Very truly yours,

                                                     /s/ David M. Kies



               ***************************************************

PIERRE FOODS, INC. SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT FILED BY WILLIAM E. SIMON & SONS EQUITY PARTNERS, L.P. AND TRITON PARTNERS (RESTRUCTURING) L.L.C. WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These documents will be made available by William
E. Simon & Sons and Triton Partners to all holders of Pierre Foods common stock at no expense to them. These documents also will be made available at no charge at the SEC website at www.sec.gov. The proposal above and this filing are neither an offer to purchase nor a solicitation of an offer to sell securities of Pierre Foods. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer. Additional information about William E. Simon & Sons is available at its website, www.wesandsons.com. Additional information about Triton Partners is available at its website, www.tritonpartners.com.